June 4, 2009

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Form 10-K for Fiscal Year Ended December 31, 2008 and Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 1-33551

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Mr. Decker:

On behalf of The Blackstone Group L.P., we are responding to your comment letter, dated May 21, 2009, regarding our Form 10-K for the Fiscal Year Ended December 31, 2008 and our Form 10-Q for the Fiscal Quarter Ended March 31, 2009.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed Forms 10-K and 10-Q.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Where appropriate, we have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future periodic filings, including our future interim filings.

The Blackstone Group® L.P.
345 Park Avenue
New York, NY 10154
212 583-5000

Mr. Rufus Decker

June 4, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Key Financial Measures and Indicators, page 61

2.	Please revise your description of Fund Management Fees to more fully explain the manner in which base management fees are generated. For example, it is unclear if these fees are earned based on a percentage of assets under management, a fixed charge depending on the size of the fund, or some other method.

We acknowledge the Staff’s comment and will expand our disclosures to summarize the manner in which Base Management Fees are generated in both “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Key Financial Measures and Indicators” and the “Critical Accounting Policies” section of MD&A beginning with our June 30, 2009 quarterly filing on Form 10-Q. Additionally, we will add a cross-reference to the Incentive Arrangements / Fee Structure section of our 2008 Annual Report on Form 10-K which contains a more comprehensive discussion of the manner in which Base Management Fees are earned. For the Staff’s convenience, we have included the Incentive Arrangements / Fee Structure discussion from our 2008 Annual Report on Form 10-K as Exhibit A to this letter. Our enhanced disclosure follows with the additions underlined:

Revenues

Revenues primarily consist of management and advisory fees, performance fees and allocations and investment income and other.

Management and Advisory Fees. Management and advisory fees consist of (1) fund management fees and (2) advisory fees.

(1)	Fund Management Fees. Fund management fees are comprised of:

(a)	Base Management Fees. Base management fees are fees charged directly to the fund or fund investors. Base management fees are calculated as follows:

(i)	For carry funds, generally as a percentage of the investment fund’s capital commitment during the investment period and a percentage of invested capital after the investment period;

(ii)	For credit-oriented funds structured like a hedge fund, generally as a percentage of the fund’s net asset value;

Mr. Rufus Decker

June 4, 2009

(iii)	For hedge funds, generally as a percentage of assets under management; and

(iv)	For CLOs and closed-end mutual funds, generally as a percentage of each fund’s total assets.

Refer to “Item 1. Business, Incentive Arrangements / Fee Structure” in our 2008 Annual Report on Form 10-K which provides additional information regarding the manner in which Base Management Fees are generated.

Critical Accounting Policies, page 83

Performance Fees and Allocations, page 84

3.	We note your response to comment three from our letter dated April 22, 2009. Please revise your future filings to more clearly explain how fluctuations in your Performance Fee and Allocation revenue impact your Statement of Financial Condition. For example, you recognized negative Performance Fee and Allocation revenue of $1.2 billion during the year ended December 31, 2008. The majority of this reduction appears to have impacted your Performance Fees and Allocations Investment shown on page 115 which decreased significantly from $1.1 billion at December 31, 2007 to $147 million at December 31, 2008. It is unclear if the remainder of the negative Performance Fee and Allocation revenue was the result of the $260 million contingent repayment guarantee accrual classified as a component of Due to Affiliates on page 135. Please clarify in your response and in future filings.

We acknowledge the Staff’s comment regarding enhancing disclosures in our future filings to more clearly explain how fluctuations in our Performance Fee and Allocations revenue impact our Statement of Financial Condition. Performance Fees and Allocations revenues are recorded when our carry funds, our funds of hedge funds and certain of our credit-oriented funds achieve cumulative investment returns in excess of a specified rate. The related debit to the revenue entry is to increase the asset account Investment – Performance Fees and Allocations. If, in a future period, such funds’ cumulative investment returns decrease before the end of such funds’ performance measurement period, we reverse previously recorded revenue and reduce the Investment – Performance Fees and Allocations. Such reversals can result in negative revenue in a reporting period. The performance measurement period is the contractually defined period of time, which may extend over several financial reporting periods, over which Performance Fees and Allocations are measured and accrued before they are contractually due to us without risk of reversal. If, in the case of a carry fund which has met its specified cumulative investment rate return, we have an additional mark-up on an investment, such gain is recorded as Performance Fees and Allocations revenue in the period in which such mark-up occurred, to the extent not previously recognized, and the income allocated to such carry fund’s limited partners is reduced by the amount of the Performance Fees and Allocations revenue recognized. If, in a future period the carry funds’ cumulative

Mr. Rufus Decker

June 4, 2009

investment returns decrease, the general partner may reflect a clawback obligation to the limited partners (recorded as a contingent guarantee accrual which is a component of Due to Affiliates on the Statement of Financial Condition) to the extent there have been previously distributed carried interest realizations to Blackstone Holdings and non-controlling interest holders. We will adjust our disclosures to indicate such in our future filings.

4.	As a related matter, please tell us and revise your future filings to clarify how you determine the amount of contingent repayment guarantee to record as a liability as of each period presented.

We acknowledge the Staff’s comment regarding enhancing disclosures to explain contingent repayment guarantees. Specifically, commencing with our June 30, 2009 Quarterly Report on Form 10-Q, we will enhance the disclosure regarding carried interest in the Contingent Repayment Guarantee section of Note 9 to our Consolidated Financial Statements as well as continue to provide disclosure of the amounts of such potential obligation. The following is marked to show our updated language derived from our March 31, 2009 Quarterly Report on Form 10-Q, page 26:

~~Accrual for potential repayment of previously received Performance Fees and Allocations,~~ Carried interest is subject to clawback to the extent that the carried interest actually distributed to date exceeds the amount due to Blackstone based on cumulative results. As such, the accrual for contingent repayments (“clawback”), which is a component of Due to Affiliates, represents all amounts previously distributed ~~paid~~ to Blackstone Holdings and non-controlling interest holders that would need to be repaid to the Blackstone Funds if the Blackstone carry funds were to be liquidated based on the current fair value of the underlying funds’ investments as of March 31, 2009 and December 31, 2008. The actual clawback liability, however, does not accrue until the end of a fund’s life or one year after a realized loss is incurred, depending on the fund. As of March 31, 2009, such obligations were $455.8 million, of which $217.5 million related to Blackstone Holdings and $238.3 million related to non-controlling interest holders. As of December 31, 2008, such obligations were $260.0 million, of which $109.8 million related to Blackstone Holdings and $150.2 million related to non-controlling interest holders.

Goodwill and Identifiable Intangible Assets page 87

5.	We have read your response to comment four from our letter dated April 22, 2009. You indicate that you perform a sensitivity analysis using various discount rates and based on this sensitivity analysis, you determine the most appropriate discount rate to utilize in your discounted cash flow analysis, based on current market parameters. It appears that your use of a sensitivity analysis to select a discount rate for your discounted cash flow methodology is not consistent with the approaches for estimating fair value as described in paragraph 40 of Statement of Financial Accounting Concepts No. 7. Please also tell us how you considered the guidance in paragraphs 39-54 of Statement of Financial Accounting Concepts No. 7 in determining your discounted cash flow methodology for testing the impairment of goodwill.

Mr. Rufus Decker

June 4, 2009

We acknowledge the Staff’s comment regarding our response to Comment 4 from your letter dated April 22, 2009 in which you requested we consider including additional disclosures explaining how we determined the appropriate discount rate to apply in our intangible asset impairment analysis. We considered the guidance in paragraphs 39-54 of Statement of Financial Accounting Concepts No. 7, which allows the use of either the traditional approach or the expected cash flow approach when estimating the fair value of an asset or a liability. We use the traditional approach as we believe using a single set of estimated cash flows is more appropriate given the contractual arrangements in each of our business segments. In addition, we would like to clarify that we determine the most appropriate discount rate by considering the weighted average cost of capital adjusted for the risks inherent in the future cash flows. We perform sensitivity analyses using various discount rates only to demonstrate internally that even if we were to use rates higher or lower than the rate we believe is most appropriate, our conclusions when testing goodwill for impairment would not change.

We will include the following revised paragraph in our June 30, 2009 Quarterly Report on Form 10-Q in “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Goodwill and Identifiable Intangible Assets, Goodwill”. Our proposed additional disclosures, derived from page 58 of our March 31, 2009 Quarterly Report on Form 10-Q, are highlighted as follows:

We test goodwill for impairment at the operating segment level (the same as our reportable segments). Management has organized the firm into four operating segments. All of the components in each segment have similar economic characteristics and management makes key operating decisions based on the performance of each segment. Therefore, we believe that operating segment is the appropriate reporting level for testing the impairment of goodwill. In determining fair value for each of our segments, we utilize a discounted cash flow methodology based on the adjusted cash flows from operations for each segment. We believe this method provides the best approximation of fair value. In calculating the discounted cash flows, we begin with the adjusted cash flows from operations of each segment. We then determine the most likely growth rate by operating segment for each of the next five years and keep the growth rates for years six through twenty flat to the growth rate used in year five. We assume no terminal value for any segment, nor do we apply a control premium. The discounted cash flow analysis assumes no borrowings, but includes an allocation of interest expense for the assumed unused commitment fee on Blackstone’s revolving credit facility, which is allocated to each segment. We use a discount rate that reflects the weighted average cost of capital adjusted for the risks inherent in the future cash flows. ~~We next perform a sensitivity analysis using various discount rates and based on this sensitivity analysis, we determine the most appropriate discount rate to utilize in our discounted cash flow analysis, based on current market parameters.~~

Mr. Rufus Decker

June 4, 2009

For the 2007 annual impairment test, we utilized the fair value that was prepared in conjunction with the IPO. Given the short passage of time between the IPO date of June 2007 and the annual impairment testing date of October 1, 2007, the fair value did not change significantly and far exceeded the carrying value at such date. In 2008, Blackstone utilized the discounted cash flow model, described above, to approximate the fair value of each of its segments.

FORM 10-Q FOR THE FISCAL PERIOD ENDED MARCH 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Segment Analysis, page 43

6.	We note your response to comment two from our letter dated April 22, 2009 and the revisions you made to your MD&A for the quarter ended March 31, 2009 in response to our comment. You disclose on page 44 that the 3% net depreciation in your Corporate Private Equity segment’s underlying portfolio investments for the first quarter of 2009 was the result of declines in telecommunications, hospitality and food service investments partially offset by increases in energy investments and non-cyclicals. To the extent that you experienced multi-directional fluctuations in the value of your underlying portfolio investments, please revise to quantify the extent to which each component contributed to the overall fluctuation. For example, your disclosure should quantify the percentage of depreciation in telecommunications investments separate from the percentage of appreciation experienced in your energy investments.

We acknowledge the Staff’s comment and, beginning with our June 30, 2009 Quarterly Report on Form 10-Q, agree to enhance our Management’s Discussion and Analysis to provide qualitative disclosure which discusses the relative impact that each of the identified drivers has contributed to the overall fluctuation in the value of the underlying portfolio investments and its related impact on our Consolidated Results of Operations.

7.	Your segment disclosures tend to describe fluctuations in performance fee and allocation revenue in conjunction with fluctuations in investment income (loss) and other. While the broad reasons for fluctuations in each of these line items may be similar, the impact to each line item seems disproportionate for most segments. Therefore, we believe it would be more helpful to investors to explain the factors affecting fluctuations in performance fee and allocation revenue separate from fluctuations in investment income (loss) and other. Please revise your future filings accordingly.

We acknowledge the Staff’s comment regarding the request to separately explain the underlying factors affecting fluctuations in each segment’s Investment Income (Loss) and Other from Performance Fees and Allocations. Generally, in our Corporate Private

Mr. Rufus Decker

June 4, 2009

Equity and Real Estate segments, it is the same underlying factors which drive variances in each of these revenue components and thus we discuss them together rather than repeat the same explanations. Prospectively, when the same underlying factors drive the variances in each revenue line, we will enhance our disclosure by affirmatively stating that fact. When the underlying factors differ we will separately describe the individual factors.

* * *

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission
Mr. Ernest Greene, Staff Accountant
Ms. Lisa Haynes, Staff Accountant

Mr. Rufus Decker

June 4, 2009

Exhibit A

Information in Response to Comment #2

Disclosure extract from pages 11-12 of our December 31, 2008 Form 10-K, from “Part I. Item 1. Business, Incentive Arrangement / Fee Structure”.

Incentive Arrangements / Fee Structure

The investment adviser of each of our carry funds generally receives an annual management fee that ranges from 1.0% to 2.0% of the investment fund’s capital commitments during the investment period and at least 0.75% of invested capital after the investment period, except that the investment advisers to certain of our credit-oriented carry funds receive an annual management fee that ranges from 1.0% to 1.5% of invested capital throughout the term of the fund. The investment adviser of each of our credit-oriented funds that is structured like a hedge fund generally receives an annual management fee that ranges from 1.5% to 2.0% of the fund’s net asset value and for general partners or similar entities a performance-based allocation fee (or similar incentive fee) equal to 20% of the applicable fund’s net capital appreciation per annum, subject to certain net loss carry-forward provisions (known as a “highwater mark”). The investment adviser of each of our funds of hedge funds is generally entitled to a management fee with respect to each fund it manages ranging from 0.75% to 1.5% of assets under management per annum plus, in some cases, an incentive fee generally ranging from 5% to 10% of the applicable fund’s net appreciation per annum, subject to a highwater mark and in some cases a preferred return. The investment adviser of each of our CLOs receives annual management fees typically equal to 0.50% to 1.25% of each fund’s total assets, generally with additional management fees which are incentive based (that is, subject to meeting certain return criteria). The investment adviser of each of our closed-end mutual funds receives an annual management fee that ranges from 0.75% to 1.1% depending on the amount of assets in the applicable fund. The management fees we receive from our carry funds are payable on a regular basis (typically quarterly) in the contractually prescribed amounts noted above over the life of the fund and do not depend on the investment performance of the fund. The management fees received by our hedge funds have similar characteristics, except that such funds often afford investors increased liquidity through annual, semi-annual or quarterly withdrawal or redemption rights following the expiration of a specified period of time when capital may not be withdrawn (typically between one and three years) and the amount of management fees to which the investment adviser is entitled with respect thereto will proportionately increase as the net asset value of each investor’s capital account grows and will proportionately decrease as the net asset value of each investor’s capital account decreases. Our ability to generate performance fees and allocations is an important element of our business and these items have historically accounted for a very significant portion of our income.